Exhibit 99.1

ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2016 RESULTS

●	Rogers 3.0 plan delivers solid financial and operating metrics for the first quarter 2016

●	Continued operating revenue growth of 2% driven by growth of 5% in Wireless

●	Wireless postpaid net additions of 14,000, an improvement of 40,000 year on year

●	Improved Wireless postpaid churn for the second quarter in a row; a 7 basis point improvement year on year

●	ARPA up 4% with strong growth in Share Everything plan adoption; now 38% of our postpaid base

●	Cable Internet net additions of 16,000, an improvement of 23,000 year on year; continued double digit Internet operating revenue growth, up 11%

●	Delivering on the “need for speed”; on track to roll out 1 Gig speeds to our entire footprint by the end of 2016, well ahead of our competitors

●

Customer complaints down 65% for the Rogers brand as most recently reported by the Commissioner for Complaints for Telecommunications Services (CCTS); the biggest improvement amongst our key competitors

TORONTO (April 18, 2016) - Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited financial and operating results for the first quarter ended March 31, 2016.

Consolidated Financial Highlights

	Three months ended March 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2016	2015

Operating revenue	3,245	3,175
As adjusted [1]:
Operating profit	1,101	1,124
Net income	263	275
Basic earnings per share	$ 0.51	$ 0.53
Net income	248	255
Basic earnings per share	$ 0.48	$ 0.50
Free cash flow [1]	220	266
Cash provided by operating activities	598	227

[1]

Adjusted amounts and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

“We posted our best first-quarter Wireless postpaid churn in over five years thanks to the quality of our networks, the value of our offerings, and our improvements to the customer experience,” said Guy Laurence, President and Chief Executive Officer. “Overall, we delivered another quarter of revenue growth, along with continued improvements in key subscriber metrics, despite an intensely competitive quarter. With momentum in Wireless, continued growth in Internet, and a clear path forward for our TV and media businesses, we’re well positioned to achieve our 2016 financial guidance.”

Rogers Communications Inc.	1	First Quarter 2016

Key Financial Highlights

Higher operating revenue

Consolidated revenue increased 2% this quarter, reflecting revenue growth of 5% in Wireless and 2% in Business Solutions, and decreases of 2% in Cable and 3% in Media. Wireless revenue increased as a result of higher network revenue from a higher subscriber base and the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans and increased device revenue. Cable revenue decreased due to the continued decline in Television and Phone revenue, partially offset by continued Internet revenue growth. Media revenue decreased primarily due to continued softness in conventional broadcast television, radio, and print advertising, partially offset by growth in sports-related revenue.

Lower adjusted operating profit

Lower consolidated adjusted operating profit this quarter largely reflects an increase in Media adjusted operating loss, as our traditional media businesses are facing pressures from the changing advertising landscape. We announced some job cuts this quarter affecting conventional TV, radio, publishing, and some back-office positions in order to help address these pressures.

Lower net income and adjusted net income

Adjusted net income decreased this quarter primarily as a result of higher depreciation and amortization and lower adjusted operating profit, partially offset by lower income taxes. Net income this quarter was also impacted by higher restructuring costs.

Substantial free cash flow affords financial flexibility

In the first quarter, we continued to generate substantial cash flow from operating activities and free cash flow of $598 million and $220 million, respectively. Lower free cash flow relates to the timing of network investments and cash tax payments. We are on track to deliver on our guidance targets for additions to property, plant and equipment and free cash flow for 2016.

Our solid financial results enabled us to continue to make investments in our network and still return substantial capital to shareholders. We paid $247 million in dividends this quarter.

Rogers Communications Inc.	2	First Quarter 2016

Rogers 3.0

Our Rogers 3.0 plan is a multi-year plan intended to:

●	re-accelerate revenue growth in a sustainable way; and
●	continue our track record of translating revenue into strong margins and free cash flow, a solid return on assets, and ultimately increasing returns to shareholders.

There are a number of opportunities we expect will help drive improved performance, including:

●	further improving the customer experience;
●	maintaining leadership and momentum in Wireless;
●	strengthening our Cable offerings; and
●	driving growth in the business market.

Improving the Customer Experience

Rogers again showed the biggest improvement amongst our key competitors in reducing the number of customer complaints, as reported by the CCTS in its 2015-16 mid-year report for the six-month period ended January 31, 2016. Complaints pertaining to the Rogers brand dropped dramatically by 65% and customer complaints overall decreased 54%.

Roaming-related complaints from Rogers customers to the CCTS are expected to decrease by 90% this year from the 2012-13 results. Rogers changed how customers roam by introducing Roam Like Home in late 2014, a service that lets them use their monthly plan to access the Internet, make calls, and send texts and emails when they travel, just as they would at home.

We believe our improvements to the customer experience are a key driver in lowering Wireless postpaid churn. This quarter, we reported postpaid churn of 1.17%, a year on year improvement of 7 basis points and our lowest churn in the past seven quarters, as well as our best first quarter result since 2010. Despite heightened competitive activity, and the impact of the “double cohort”, we have posted two consecutive quarters of improved churn.

Maintaining Leadership and Momentum in Wireless

Our compelling value propositions and content, improving customer experience, and best-in-class network have continued to attract and retain higher-value customers. We reported 14,000 Wireless net postpaid additions this quarter, an improvement of 40,000 year on year. Against a backdrop of continued competitive intensity, we spent more this quarter to get the high-value customers we want to help drive further improvements in churn and lifetime value.

We continue to expect lower overall additions to property, plant and equipment in 2016 following our acquisitions and deployment of premium spectrum in 2015. We also expect improvements from leveraging better supplier pricing, in part due to our unique strategic partnership with Vodafone Group Plc in Canada.

Strengthening Our Cable Offerings

IGNITE Internet

Our Cable product mix continues to shift to higher margin Internet services. We expect to deliver gigabit Internet speeds to our entire cable footprint of over four million homes by the end of 2016 at an incremental in-year capital cost of less than $50 per home. We will increase capacity as the demand for speed grows with further annual success-based capital investments, positioning us well to earn attractive returns on investment for our shareholders.

Rogers Communications Inc.	3	First Quarter 2016

Television offerings

We believe consumer interest in 4K TV will continue to grow. By the end of 2016, we expect to deliver over 500 hours of 4K content, including over 100 live sporting events. We also continued to deliver upgrades on our legacy TV user interface this quarter, launched two new Sportsnet 4K companion channels, delivered the inaugural 4K broadcast of a Major League Baseball game with the Toronto Blue Jays home opener, and expect to launch an Internet Protocol Television (IPTV) product by the end of the year.

Driving Growth in the Business Market

We believe Rogers is currently under-indexed in this growing market. This quarter, we introduced Internet of Things as a Service. Our managed service will help customers take advantage of this transformative technology while keeping their focus on running their business. We will continue to roll out a series of “leapfrog” technologies, such as this one, to customers in the months ahead. It will take time to educate and penetrate the market on these new offerings, but we look forward to the contribution from this longer-term growth opportunity.

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted operating profit margin, adjusted net income, free cash flow, adjusted net debt, adjusted net debt / adjusted operating profit, and adjusted basic and diluted earnings per share. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under International Financial Reporting Standards (IFRS), and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” in Management’s Discussion and Analysis (MD&A) for information about these measures, including how we calculate them.

Rogers Communications Inc.	4	First Quarter 2016

About Rogers

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Information on or connected to our website is not part of or incorporated into this earnings release.

Investment community contact Amy Schwalm 416.704.9057 amy.schwalm@rci.rogers.com	Media contact Terrie Tweddle 416.935.4727 terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our first quarter 2016 results teleconference with the investment community will be held on:

●	April 18, 2016
●	4:30 p.m. Eastern Time
●	webcast available at rogers.com/webcast
●	media are welcome to participate on a listen-only basis

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers’ management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are placed there generally at least two days before the conference.

For More Information

You can find more information relating to us on our website (rogers.com/investors), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	First Quarter 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the three months ended March 31, 2016, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our First Quarter 2016 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2015 Annual MD&A; our 2015 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with IFRS as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, and our overarching strategy, see “Understanding Our Business”, “Our Strategy”, and “Capability to Deliver Results” in our 2015 Annual MD&A. For our key performance drivers and objectives, see “Key Performance Drivers and Strategic Highlights” in our 2015 Annual MD&A and “Key Financial Highlights” and “Rogers 3.0” on pages 2 to 4 of our First Quarter 2016 earnings release.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 18, 2016 and was approved by the Audit and Risk Committee of our Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter refers to the three months ended March 31, 2016. All results commentary is compared to the equivalent periods in 2015 or as at December 31, 2015, as applicable, unless otherwise indicated.

Rogers Communications Inc.	6	First Quarter 2016

Reporting Segments

We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

During the quarter, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc., and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it

Summary of Consolidated Financial Results	8	Regulatory Developments	27
Key Changes in Financial Results Compared to 2015	9	Updates to Risks and Uncertainties	27
Results of our Reporting Segments	10	Critical Accounting Policies and Estimates	29
Review of Consolidated Performance	17	Financial Guidance	30
Managing our Liquidity and Financial Resources	20	Key Performance Indicators	30
Overview of Financial Position	23	Non-GAAP Measures	31
Financial Condition	24	Other Information	34
Financial Risk Management	24	About Forward-Looking Information	36
Commitments and Contractual Obligations	27

Rogers Communications Inc.	7	First Quarter 2016

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2016	2015	% Chg

Operating revenue
Wireless	1,890	1,794	5
Cable	856	870	(2)
Business Solutions	96	94	2
Media	448	464	(3)
Corporate items and intercompany eliminations	(45)	(47)	(4)
Operating revenue	3,245	3,175	2

Adjusted operating profit (loss)
Wireless	763	765	-
Cable	393	402	(2)
Business Solutions	31	28	11
Media	(49)	(32)	53
Corporate items and intercompany eliminations	(37)	(39)	(5)
Adjusted operating profit [1]	1,101	1,124	(2)

Adjusted operating profit margin [1]	33.9%	35.4%	(1.5 pts)

Net income	248	255	(3)
Basic earnings per share	$ 0.48	$ 0.50	(4)

Adjusted net income [1]	263	275	(4)
Adjusted basic earnings per share [1]	$ 0.51	$ 0.53	(4)

Additions to property, plant and equipment	552	475	16
Free cash flow [1]	220	266	(17)
Cash provided by operating activities	598	227	163

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	8	First Quarter 2016

Key Changes in Financial Results Compared to 2015

Operating revenue

Wireless network revenue increased this quarter as a result of a higher subscriber base and the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans.

Cable operating revenue decreased this quarter due to TV and Phone subscriber losses over the past year, partially offset by Internet subscriber growth, movement of Internet subscribers to higher speed and usage tiers, and the impact of pricing changes across most product types.

Business Solutions operating revenue increased this quarter as the growth in on-net next generation services, including our data centre businesses more than offset the continued planned reduction in lower-margin, off-net legacy revenue.

Media operating revenue decreased this quarter primarily as a result of lower advertising revenue in conventional broadcast television, publishing, and radio, partially offset by growth of sports-related revenue.

Adjusted operating profit

Wireless adjusted operating profit was stable this quarter as the network revenue growth described above was offset by higher costs associated with increased volumes of subsidized smartphones.

Cable adjusted operating profit decreased this quarter as a result of lower operating revenue as described above, partially offset by various cost efficiency and productivity initiatives.

Business Solutions adjusted operating profit increased this quarter as a result of higher operating revenue and lower service costs.

Media adjusted operating loss increased this quarter primarily as a result of lower revenue as described above.

Rogers Communications Inc.	9	First Quarter 2016

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2016 [1]	2015	% Chg

Operating revenue
Network revenue	1,734	1,672	4
Equipment sales	156	122	28
Operating revenue	1,890	1,794	5

Operating expenses
Cost of equipment	460	393	17
Other operating expenses	667	636	5
Operating expenses	1,127	1,029	10

Adjusted operating profit	763	765	-

Adjusted operating profit margin as a % of network revenue	44.0%	45.8%	(1.8 pts)
Additions to property, plant and equipment	181	180	1

[1] The operating results of Mobilicity are included in the Wireless results of operations from the date of acquisition on July 2, 2015.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2016	2015	Chg

Postpaid
Gross additions	304	277	27
Net additions (losses)	14	(26)	40
Total postpaid subscribers [2]	8,285	8,139	146
Churn (monthly)	1.17%	1.24%	(0.07 pts)
ARPA (monthly)	$ 112.23	$ 107.47	$ 4.76
Prepaid
Gross additions	157	126	31
Net losses	(19)	(37)	18
Total prepaid subscribers [2,3]	1,587	1,340	247
Churn (monthly)	3.65%	3.99%	(0.34 pts)
Blended ARPU (monthly)	$ 58.54	$ 58.75	($ 0.21)

[1]  Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See “Key Performance Indicators”.

[2]  As at end of period.

[3]  On July 2, 2015, we acquired approximately 154,000 Wireless prepaid subscribers as a result of our acquisition of Mobilicity.

Network revenue

The 4% increase in network revenue this quarter was a result of:

●	a larger postpaid and prepaid subscriber base, partly as a result of the acquisition of Mobilicity prepaid subscribers in the third quarter of 2015; and
●

the continued adoption of customer-friendly Rogers Share Everything plans, which generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, shomi, and Texture by Next Issue.

The 4% increase in postpaid ARPA this quarter was a result of the continued adoption of Rogers Share Everything plans relative to the number of subscriber accounts as customers have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

Rogers Communications Inc.	10	First Quarter 2016

The marginal decrease in blended ARPU this quarter was a result of:

●

the impact of expanding our lower-blended-ARPU-generating prepaid subscriber base relative to our total subscriber base as a result of our acquisition of Mobilicity and the general increase in prepaid net additions over the past year; partially offset by

●	increased network revenue as discussed above.

Excluding the impact of the addition of Mobilicity, blended ARPU would have increased by 1% this quarter.

We believe the increases in gross and net additions to our subscriber base this quarter, as well as the lower churn, were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our new Share Everything plans, and improving our customer service.

Equipment sales

The 28% increase in revenue from equipment sales this quarter was a result of:

●	a greater number of device purchases, primarily as a result of our higher gross additions; and
●	increases in equipment sales prices; partially offset by
●	a 2% decrease in device upgrades by existing subscribers.

Operating expenses

The 17% increase in the cost of equipment this quarter was a result of:

●	a shift in the product mix of device sales and upgrades towards higher-cost smartphones; and
●	increased equipment sales volumes primarily from our higher gross additions; partially offset by
●	the decrease in device upgrades by existing subscribers, discussed above.

The 5% increase in other operating expenses this quarter was a result of:

●	higher service costs;
●	higher incremental costs as a result of our acquisition of Mobilicity; and
●	higher advertising costs; partially offset by
●	lower commissions resulting from improvements in our sales channels.

Adjusted operating profit

The stable adjusted operating profit this quarter was a result of the revenue and expenses changes discussed above.

Rogers Communications Inc.	11	First Quarter 2016

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2016	2015	% Chg

Operating revenue
Internet	360	324	11
Television	395	426	(7)
Phone	99	118	(16)
Service revenue	854	868	(2)
Equipment sales	2	2	-
Operating revenue	856	870	(2)

Operating expenses
Cost of equipment	1	1	-
Other operating expenses	462	467	(1)
Operating expenses	463	468	(1)

Adjusted operating profit	393	402	(2)

Adjusted operating profit margin	45.9%	46.2%	(0.3 pts)
Additions to property, plant and equipment	246	224	10

Cable Subscriber Results [1]
	Three months ended March 31
(In thousands)	2016	2015	Chg

Internet
Net additions (losses)	16	(7)	23
Total Internet subscribers [2]	2,064	2,004	60
Television
Net losses	(26)	(41)	15
Total Television subscribers [2]	1,870	1,983	(113)
Phone
Net losses	(10)	(20)	10
Total Phone subscribers [2]	1,080	1,130	(50)

Homes passed [2]	4,153	4,085	68
Total service units [3]
Net losses	(20)	(68)	48
Total service units [2]	5,014	5,117	(103)

[1] Subscriber counts are key performance indicators. See “Key Performance Indicators”. [2] As at end of period. [3] Includes Internet, Television, and Phone subscribers.

Operating revenue

The 2% decrease in operating revenue this quarter was primarily a result of:

●	Television and Phone subscriber losses over the past year; partially offset by
●	the movement of Internet subscribers to higher speed and usage tiers;
●	a higher subscriber base for our Internet products; and
●	the impact of pricing changes implemented over the past year.

Rogers Communications Inc.	12	First Quarter 2016

Internet revenue

The 11% increase in Internet revenue this quarter was a result of:

●	general movement of customers to higher speed and usage tiers of our IGNITE broadband Internet offerings;
●	a larger Internet subscriber base; and
●	the impact of changes in Internet service pricing; partially offset by
●	a decline in additional usage-based revenue as portions of the subscriber base move to the higher-value, unlimited usage plans.

Television revenue

The 7% decrease in Television revenue this quarter was a result of:

●	the decline in Television subscribers over the past year primarily associated with the changing television consumption environment; and
●	more promotional pricing provided to subscribers; partially offset by
●	the impact of Television service pricing changes implemented over the past year.

Phone revenue

The 16% decrease in Phone revenue this quarter was a result of:

●	the impact of pricing packages, primarily related to IGNITE multi-product bundles; and
●	a smaller subscriber base.

Operating expenses

The 1% decrease in operating expenses this quarter was a result of:

●	relative shifts in product mix to higher-margin Internet from conventional Television broadcasting; and
●	various cost efficiency and productivity initiatives; partially offset by
●	increased advertising, which was partly related to our launch of 4K TV.

Adjusted operating profit

The 2% decrease in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	First Quarter 2016

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2016 [1]	2015	% Chg

Operating revenue
Next generation	75	70	7
Legacy	20	23	(13)
Service revenue	95	93	2
Equipment sales	1	1	-
Operating revenue	96	94	2

Operating expenses	65	66	(2)

Adjusted operating profit	31	28	11

Adjusted operating profit margin	32.3%	29.8%	2.5 pts
Additions to property, plant and equipment	38	33	15

[1] The operating results of Internetworking Atlantic Inc. are included in the Business Solutions results of operations from the date of acquisition on November 30, 2015.

Operating revenue

The 2% increase in service revenue this quarter was a result of:

●	the continued execution of our plan to grow higher-margin, next generation on-net and near-net IP-based services revenue; partially offset by.
●

the continued decline in our legacy and off-net voice business, a trend we expect to continue as we focus the business on next generation on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 79% (2015 - 75%) of total service revenue in the quarter.

Operating expenses

The 2% decrease in operating expenses this quarter was a result of lower service costs.

Adjusted operating profit

The 11% increase in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	14	First Quarter 2016

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2016	2015	% Chg

Operating revenue	448	464	(3)
Operating expenses	497	496	-

Adjusted operating loss	(49)	(32)	53

Adjusted operating loss margin	(10.9%)	(6.9%)	(4.0 pts)
Additions to property, plant and equipment	18	9	100

Operating revenue

The 3% decrease in operating revenue this quarter was a result of:

●	lower advertising revenues across publishing, radio, and broadcast TV; partially offset by
●	higher sports-related revenue.

Operating expenses

The stable operating expenses this quarter were a result of:

●	higher sports-related costs; offset by
●	lower conventional broadcast TV programming costs;
●	lower publishing costs; and
●	the commencement of cost savings resulting from previously announced job cuts.

Adjusted operating loss

The 53% increase in adjusted operating loss this quarter was a result of the revenue and expense changes described above.

Rogers Communications Inc.	15	First Quarter 2016

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended March 31
(In millions of dollars, except capital intensity)	2016	2015	% Chg

Additions to property, plant and equipment
Wireless	181	180	1
Cable	246	224	10
Business Solutions	38	33	15
Media	18	9	100
Corporate	69	29	138

Total additions to property, plant and equipment [1]	552	475	16

Capital intensity [2]	17.0%	15.0%	2.0 pts

[1] Additions to property, plant and equipment do not include expenditures on spectrum licences. [2] Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Wireless

The marginal increase in additions to property, plant and equipment in Wireless this quarter was a result of higher network-related costs to increase the quality and capacity of our network. The deployment of our 700 MHz LTE network has reached 83% of Canada’s population as at March 31, 2016 (December 31, 2015 - 78%). (A) Our deployment of our overall LTE network has reached approximately 93% of Canada’s population as at March 31, 2016.

Cable

The increase in additions to property, plant and equipment in Cable this quarter was a result of greater network investment in infrastructure to further improve the reliability and quality of our network and to improve the capacity of our Internet platform to deliver gigabit Internet speeds across our Cable footprint by the end of the year. We also continued our investment in the development of our next-generation IP-based video service and digital television guides. This was partially offset by lower customer premise equipment expenditures.

Business Solutions

The increase in additions to property, plant and equipment in Business Solutions this quarter was a result of continued investments in data centres, network expansion to reach additional customers and sites, and the development of new IP-based products.

Media

The increase in additions to property, plant and equipment in Media this quarter reflects greater current year investments made to our digital platforms and broadcast facilities.

Corporate

The increase in additions to property, plant and equipment in Corporate this quarter was a result of higher spending on premise improvements at our various offices as well as higher information technology costs.

Capital Intensity

Capital intensity increased this quarter as a result of higher additions to property, plant and equipment due to the timing of investments in our network as described above relative to the increase in operating revenue described previously.

(A)	The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls.

Rogers Communications Inc.	16	First Quarter 2016

Review of Consolidated Performance

This section discusses our consolidated net income and other expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2016	2015	% Chg

Adjusted operating profit [1]	1,101	1,124	(2)
Deduct (add):
Stock-based compensation	12	12	-
Depreciation and amortization	574	559	3
Restructuring, acquisition and other	44	9	n/m
Finance costs	196	210	(7)
Other income	(34)	(3)	n/m
Income taxes	61	82	(26)

Net income	248	255	(3)

n/m - not meaningful

[1] Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and   does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure,   including how we calculate it.

Stock-based compensation

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

●	the vesting of stock options and share units; and
●	changes in the market price of RCI Class B shares; offset by
●

the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See “Financial Risk Management” for information about equity derivatives.

	Three months ended March 31
(In millions of dollars)	2016	2015

Impact of vesting	16	12
Impact of change in price	22	(14)
Equity derivatives, net of interest receipt	(26)	14

Total stock-based compensation	12	12

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2016	2015	% Chg

Depreciation	549	518	6
Amortization	25	41	(39)

Total depreciation and amortization	574	559	3

Total depreciation and amortization increased this quarter as a result of:

●	the overall increase in additions to property, plant and equipment over the last several years, which has resulted in more depreciable assets; partially offset by
●	the effect of certain intangible assets that were fully amortized.

Rogers Communications Inc.	17	First Quarter 2016

Restructuring, acquisition and other

This quarter, we incurred $44 million (2015 - $9 million) in restructuring, acquisition and other expenses. The increase is primarily a result of severance costs associated with the targeted restructuring of our employee base.

Finance costs

	Three months ended March 31
(In millions of dollars)	2016	2015	% Chg

Interest on borrowings [1]	196	196	-
Interest on post-employment benefits liability	2	3	(33)
Loss on repayment of long-term debt	-	7	(100)
(Gain) loss on foreign exchange	(25)	7	n/m
Change in fair value of derivative instruments	24	2	n/m
Capitalized interest	(4)	(8)	(50)
Other	3	3	-

Total finance costs	196	210	(7)

[1]	Borrowings include interest on long-term debt and short-term borrowings associated with our accounts receivable securitization program.

Interest on borrowings

Interest on borrowings was stable this quarter as the decrease in the weighted average interest rate on our outstanding debt was offset by an increase in the principal amount of our outstanding debt. As at March 31, 2016, our borrowings had a weighted average cost of financing of 4.75% (December 31, 2015 – 4.82%) and a weighted average term to maturity of 10.4 years (December 31, 2015 – 10.8 years).

See “Managing our Liquidity and Financial Resources” for more information about our debt and related finance costs.

Other income

The increase in other income this quarter is primarily a result of a gain on sale of an investment.

Income taxes

	Three months ended March 31
(In millions of dollars, except tax rates)	2016	2015

Statutory income tax rate	26.6%	26.5%
Income before income taxes	309	337
Computed income tax expense	82	89
Increase (decrease) in income taxes resulting from:
Non-deductible (non-taxable) stock-based compensation	3	(2)
Income tax adjustment, legislative tax change	3	-
Decrease in tax rate expected to apply to reversal of temporary differences	(18)	-
Non-taxable portion of capital gain	(5)	-
Other items	(4)	(5)

Total income taxes	61	82

Effective income tax rate	19.7%	24.3%
Cash income taxes paid	137	195

The effective income tax rate for this quarter was lower than the statutory tax rate primarily as a result of a decrease to the tax rate applicable to certain temporary differences due to a change in the expected manner of recovery.

Cash income taxes paid decreased this quarter due to a reduction to required income tax installments.

Rogers Communications Inc.	18	First Quarter 2016

In 2011, legislative changes eliminated the deferral of partnership income, thereby accelerating the payment of approximately $700 million of previously deferred cash taxes over a five-year amortization period beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash income tax payments for the 2016 taxation year will continue to include this additional amount. While the elimination of the deferral of partnership income affects the timing of cash income tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information” for more information.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2016	2015	% Chg

Net income	248	255	(3)
Basic earnings per share	$ 0.48	$ 0.50	(4)
Diluted earnings per share	$ 0.48	$ 0.48	-

Adjusted net income

The following table shows how we calculate adjusted net income from adjusted operating profit.

	Three months ended March 31
(In millions of dollars, except per share amounts)	2016	2015	% Chg

Adjusted operating profit [1]	1,101	1,124	(2)
Deduct (add):
Depreciation and amortization	574	559	3
Finance costs [2]	196	203	(3)
Other expense (income) [3]	5	(3)	n/ m
Income taxes [4]	63	90	(30)

Adjusted net income [1]	263	275	(4)

Adjusted basic and diluted earnings per share [1]	$ 0.51	$ 0.53	(4)

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude a $7 million loss on repayment of long-term debt for the three months ended March 31, 2015.
[3]	Other expense (income) for the three months ended March 31, 2016 excludes a $39 million gain on sale of investment.
[4]	Income taxes exclude the $2 million recovery (2015 - $8 million recovery) for the three months ended March 31, 2016 related to the income tax impact for adjusted items.

Rogers Communications Inc.	19	First Quarter 2016

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31
(In millions of dollars)	2016	2015

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,093	1,035
Change in non-cash operating working capital items	(120)	(350)
Cash provided by operating activities before income taxes paid and interest paid	973	685
Income taxes paid	(137)	(195)
Interest paid	(238)	(263)

Cash provided by operating activities	598	227

Investing activities:
Additions to property, plant and equipment	(552)	(475)
Changes in non-cash working capital related to property, plant and equipment	(137)	(92)
Additions to program rights	(10)	(12)
Other	(40)	(12)

Cash used in investing activities	(739)	(591)

Financing activities:
Proceeds received on short-term borrowings	250	208
Repayment of short-term borrowings	(45)	(15)
Issuance of long-term debt	688	1,658
Repayment of long-term debt	(569)	(1,609)
Proceeds on settlement of debt derivatives and forward contracts	455	1,059
Payments on settlement of debt derivatives and forward contracts	(474)	(905)
Dividends paid	(247)	(235)

Cash provided by financing activities	58	161

Change in cash and cash equivalents	(83)	(203)
Cash and cash equivalents, beginning of period	11	176

Bank advances, end of period	(72)	(27)

Operating activities

The 163% increase in cash provided by operating activities this quarter was a result of lower net cash used by non-cash working capital, a reduction to required income tax installments, and lower interest paid this quarter.

Investing activities

Additions to property, plant and equipment

We spent $552 million this quarter on additions to property, plant and equipment before changes in non-cash working capital items, which was higher than the same period in 2015. See “Additions to Property, Plant and Equipment” for more information.

Financing activities

Accounts receivable securitization

The $250 million (2015 - $208 million) of funding we received this quarter under our accounts receivable securitization program and the $45 million (2015 - $15 million) of repayments we made this quarter changed our total funding under the program to $1,005 million as at March 31, 2016 (December 31, 2015 - $800 million).

Rogers Communications Inc.	20	First Quarter 2016

Bank credit and letter of credit facilities

This quarter, we borrowed $688 million (US$507 million) (2015 - $1,660 million) under our revolving and non-revolving credit facilities and repaid $569 million ($500 million and US$50 million) (2015 - $550 million).

As at March 31, 2016, we had $594 million (US$457 million) of borrowings outstanding under our revolving and non-revolving credit facilities (December 31, 2015 - $500 million). These funds were borrowed in US dollars to take advantage of a favourable interest rate spread; we have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars (see “Financial Risk Management” for more information).

As at March 31, 2016, we had available liquidity of $2.8 billion (December 31, 2015 - $3.0 billion) under our $3.6 billion of revolving and non-revolving credit and letter of credit facilities (December 31, 2015 - $3.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2015 - $0.1 billion) related to outstanding letters of credit and $0.7 billion of borrowings (December 31, 2015 - $0.5 billion). Each of these facilities is unsecured and guaranteed by RCCI and ranks equally with all of our senior notes and debentures.

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018.

Issuance of senior notes

We did not issue any senior notes during the three months ended March 31, 2016 or 2015.

Repayment of senior notes and related derivative settlements

We did not repay any senior notes or settle any related debt derivatives this quarter.

During the three months ended March 31, 2015, we repaid or repurchased our US$550 million ($702 million) and US$280 million ($357 million) senior notes that were due in March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $154 million, resulting in a net repayment of $905 million, including settlement of the associated debt derivatives.

Dividends

The table below shows when dividends were declared and paid on both classes of our shares:

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247

January 28, 2015	March 13, 2015	April 1, 2015	0.48	248
April 21, 2015	June 12, 2015	July 2, 2015	0.48	247
August 13, 2015	September 11, 2015	October 1, 2015	0.48	247
October 22, 2015	December 11, 2015	January 4, 2016	0.48	247

Rogers Communications Inc.	21	First Quarter 2016

Free cash flow

	Three months ended March 31
(In millions of dollars)	2016	2015	% Chg

Adjusted operating profit [1]	1,101	1,124	(2)
Deduct:
Additions to property, plant and equipment [2]	552	475	16
Interest on borrowings, net of capitalized interest	192	188	2
Cash income taxes [3]	137	195	(30)

Free cash flow [1]	220	266	(17)

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment do not include expenditures for spectrum licences.
[3]	Cash income taxes are net of refunds received.

The 17% decrease in free cash flow this quarter was primarily a result of:

●	higher additions to property, plant and equipment due to the timing of investments in our network; partially offset by
●	lower cash income taxes resulting from a reduction to required income tax installments.

Rogers Communications Inc.	22	First Quarter 2016

Overview of Financial Position

Consolidated statements of financial position

(In millions of dollars)	As at March 31 2016	As at December 31 2015	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	-	11	(11)	n/m	See “Managing our Liquidity and Financial Resources” for more information.
Accounts receivable	1,792	1,792	-	-	n/m
Inventories	320	318	2	1	n/m
Other current assets	429	303	126	42	Reflects an increase in prepaid expenses primarily related to annual Wireless spectrum licence fees.
Current portion of derivative instruments	116	198	(82)	(41)	Reflects changes in market values of debt and expenditure derivatives primarily as a result of the appreciation of the Cdn$ relative to the US$, partially offset by the settlement and maturity of other derivatives discussed in “Financial Risk Management”.
Total current assets	2,657	2,622	35	1

Property, plant and equipment	10,999	10,997	2	-	Reflects additions to property, plant and equipment offset by depreciation. See “Additions to Property, Plant and Equipment” for more information.
Intangible assets	7,206	7,243	(37)	(1)	Reflects amortization of intangible assets.
Investments	2,381	2,271	110	5	Reflects fair value adjustments for certain publicly-held investments.
Derivative instruments	1,536	1,992	(456)	(23)	See “Current portion of derivative instruments” for more information.
Other long-term assets	124	150	(26)	(17)	Reflects the collection of certain long-term receivables.
Deferred tax assets	9	9	-	-	n/m
Goodwill	3,891	3,891	-	-	n/m

Total assets	28,803	29,175	(372)	(1)

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	72	-	72	n/m	See “Managing our Liquidity and Financial Resources” for more information.
Short-term borrowings	1,005	800	205	26	Reflects net funding received under the accounts receivable securitization program.
Accounts payable and accrued liabilities	2,479	2,708	(229)	(8)	Reflects a decrease in trade payables as a result of business seasonality and lower accrued interest on long-term debt as a result of the timing of scheduled payments.
Income tax payable	118	96	22	23	Reflects the excess of income tax payable over tax installments paid to date.
Current portion of provisions	27	10	17	170	n/m
Unearned revenue	441	388	53	14	Reflects deposits received for tickets sold by the Toronto Blue Jays.
Current portion of long-term debt	1,250	1,000	250	25	Reflects the upcoming maturity of our $250 million senior notes in early 2017.
Current portion of derivative instruments	65	15	50	n/m	Reflects changes in market values of bond forwards. See “Financial Risk Management” for more information.
Total current liabilities	5,457	5,017	440	9

Provisions	31	50	(19)	(38)	n/m
Long-term debt	15,188	15,870	(682)	(4)	Mainly reflects the appreciation of the Cdn$ relative to the US$. See “Financial Risk Management” for more information.
Derivative instruments	195	95	100	105	Reflects changes in market values of debt and expenditure derivatives primarily as a result of the appreciation of the Cdn$ relative to the US$. See “Financial Risk Management” for more information.
Other long-term liabilities	445	455	(10)	(2)	n/m
Deferred tax liabilities	1,782	1,943	(161)	(8)	Primarily reflects the reversal of certain temporary differences.
Total liabilities	23,098	23,430	(332)	(1)

Shareholders’ equity	5,705	5,745	(40)	(1)	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	28,803	29,175	(372)	(1)

Rogers Communications Inc.	23	First Quarter 2016

Financial Condition

We had approximately $2.8 billion of available liquidity as at March 31, 2016 (December 31, 2015 - $3.3 billion), which included:

●	nil cash and cash equivalents (December 31, 2015 - $0.01 billion);
●	$2.77 billion available under our bank credit facilities (December 31, 2015 - $3.0 billion); and
●	$0.05 billion available under our accounts receivable securitization program (December 31, 2015 - $0.25 billion).

In addition to the sources of available liquidity noted above, we held $1,080 million of marketable securities in publicly-traded companies as at March 31, 2016 (December 31, 2015 - $966 million).

Our borrowings had a weighted average cost of financing of 4.75% as at March 31, 2016 (December 31, 2015 - 4.82%) and a weighted average term to maturity of 10.4 years (December 31, 2015 - 10.8 years). This comparative decline in our weighted average interest rate reflects the combined effects of:

●	the issuance of senior notes in December 2015 at comparatively lower interest rates; and
●	greater utilization of our bank credit facilities and AR securitization program as at March 31, 2016.

As at March 31, 2016, the credit ratings on RCI’s outstanding senior notes and debentures were unchanged from the fourth quarter of 2015, being:

●	Moody’s Ratings Services: Baa1 with a stable outlook;
●	Standard and Poor’s Ratings Services: BBB+ with a stable outlook; and
●	Fitch Ratings: BBB+ with a negative outlook.

Financial Risk Management

This section should be read in conjunction with “Financial Risk Management” in our 2015 Annual MD&A. We use derivative instruments from time to time to manage financial risks related to our business activities. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 88.6% of our outstanding debt, including short-term borrowings, as at March 31, 2016 (December 31, 2015 - 90.3%). We only use derivatives to manage risk and not for speculative purposes.

Debt derivatives

During the quarter, we entered into debt derivatives related to our credit facility borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility borrowings. Due to the short-term nature of these debt derivatives related to our credit facility borrowings, we have not designated them as hedges for accounting purposes. We did not enter into any debt derivatives related to our credit facility borrowings during the three months ended March 31, 2015.

During the quarter, we settled debt derivatives related to our credit facility borrowings with a notional value of $474 million (US$342 million) for net cash payments of $19 million.

As at March 31, 2016, we had US$6.2 billion (December 31, 2015 - US$6.2 billion) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives. We did not enter into any debt derivatives related to senior notes during the three months ended March 31, 2016 or 2015.

Bond forwards

We did not enter into any new bond forwards or settle any existing bond forwards this quarter. As at March 31, 2016, we had $1.4 billion (December 31, 2015 - $1.4 billion) notional amount of bond forwards outstanding, all of which were designated as hedges for accounting purposes.

Rogers Communications Inc.	24	First Quarter 2016

Expenditure derivatives

As at March 31, 2016, we had US$1,350 million of expenditure derivatives outstanding (December 31, 2015 - US$1,140 million) with terms to maturity ranging from April 2016 to December 2017 (December 31, 2015 - January 2016 to December 2017) at an average rate of $1.29/US$ (December 31, 2015 - $1.24/US$).

This quarter, we entered into US dollar-denominated foreign currency forward contracts to fix the exchange rate on US$420 million of Rogers’ US dollar-denominated expenditures in 2017. The US$420 million of anticipated expenditures was hedged at an average rate of $1.39/US$, which fixes the cost in Canadian dollars for these expenditures over the term of the contracts to $584 million.

This quarter, we settled US$210 million (2015 - US$180 million) of expenditure derivatives for $256 million (2015 - $199 million).

Equity derivatives

As at March 31, 2016, we had equity derivatives for 5.7 million (December 31, 2015 - 5.7 million) RCI Class B shares with a weighted average price of $50.37 (December 31, 2015 - $50.37).

In April 2016, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2017 (from April 2016).

Mark-to-market value

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2016
	Notional amount	Exchange	Notional amount	Fair value
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,587
As liabilities	1,000	1.3382	1,338	(78)
Short-term debt derivatives not accounted for as hedges:
As liabilities	457	1.3126	600	(6)
Net mark-to-market debt derivative asset				1,503
Bond forwards accounted for as cash flow hedges:
As liabilities	-	-	1,400	(132)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,350	1.2907	1,742	12
Equity derivatives not accounted for as hedges:
As liabilities	-	-	286	9

Net mark-to-market asset				1,392

	As at December 31, 2015
	Notional amount	Exchange	Notional amount	Fair value
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,900	1.0755	6,345	2,032
As liabilities	300	1.3367	401	(4)
Net mark-to-market debt derivative asset				2,028
Bond forwards accounted for as cash flow hedges:
As liabilities	-	-	1,400	(91)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,140	1.2410	1,415	158
Equity derivatives not accounted for as hedges:
As liabilities	-	-	286	(15)

Net mark-to-market asset				2,080

Rogers Communications Inc.	25	First Quarter 2016

Adjusted net debt and adjusted net debt / adjusted operating profit

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivatives assets or liabilities, short-term borrowings, and cash and cash equivalents.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2016	2015

Long-term debt [1]	16,545	16,981
Net debt derivative assets valued without any adjustment for credit risk	(1,597)	(2,180)
Short-term borrowings	1,005	800
Bank advances (cash and cash equivalents)	72	(11)

Adjusted net debt [2]	16,025	15,590

Adjusted net debt / adjusted operating profit [2,3]	3.2	3.1

[1]

Includes current and long-term portion of long-term debt before the reduction in carrying value arising from purchase accounting and deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last twelve consecutive months.

In addition, we held $1,080 million of marketable securities in publicly-traded companies as at March 31, 2016 (December 31, 2015 - $966 million).

The adjusted net debt increased by $0.4 billion during the three months ended March 31, 2016 primarily as a result of the seasonal use of cash in our business. See “Overview of Financial Position” for more information. Our long-term target ratio for adjusted net debt / adjusted operating profit is a range of 2.0 to 2.5.

Outstanding common shares

	As at March 31	As at December 31
	2016	2015

Common shares outstanding [1]
Class A Voting	112,414,592	112,438,692
Class B Non-Voting	402,332,076	402,307,976

Total common shares	514,746,668	514,746,668

Options to purchase Class B Non-Voting shares
Outstanding options	5,343,572	4,873,940
Outstanding options exercisable	2,486,203	2,457,005

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Rogers Communications Inc.	26	First Quarter 2016

Commitments and Contractual Obligations

See our 2015 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 16, 21, and 29 of our 2015 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2015 Annual MD&A, since December 31, 2015.

Regulatory Developments

Please see our 2015 Annual MD&A for a discussion of the significant regulations that affected our operations as at February 11, 2016. The following is a list of the significant regulatory developments since that date.

Wholesale Internet Costing and Pricing

On March 31, 2016, the CRTC released its decision on the review of costing inputs and the application process for wholesale high-speed access services (Telecom Decision CRTC 2016-117). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale high-speed access service providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates.

Television Services Distribution

On March 1, 2016, the first phase of the CRTC’s small basic $25 per month (excluding equipment) television service mandate came into effect. Effective March 1, 2016, we offer a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks. We also offer smaller, reasonably priced packages of specialty and premium channels. By December 1, 2016, we must offer all specialty and premium channels on an “à la carte” basis as well.

Updates to Risks and Uncertainties

Please see our 2015 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at February 11, 2016, which should be reviewed in conjunction with this interim quarterly MD&A. The following litigation may contribute to those risks and uncertainties.

System access fee - Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

Rogers Communications Inc.	27	First Quarter 2016

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. In April 2015, the Nova Scotia Court of Appeal permanently stayed the Nova Scotia claim. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal by the plaintiff from this decision was dismissed by the Manitoba Court of Appeal. A similar decision has been issued by the British Columbia Court of Appeal. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. In October 2015, the Alberta Court of Appeal granted our appeal and dismissed the claim in Alberta. We have not recognized a liability for this contingency.

System access fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. In June 2014, the court denied the plaintiffs’ certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business or financial results or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	28	First Quarter 2016

Critical Accounting Policies and Estimates

Please see our 2015 Annual MD&A and our 2015 Annual Audited Consolidated Financial Statements and Notes for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2016

We adopted the following new accounting standards and amendments; they are effective for our interim and annual consolidated financial statements commencing January 1, 2016. These changes did not have a material impact on our financial results.

●	Amendments to IAS 1, Presentation of Financial Statements
●	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets
●	Amendments to IFRS 11, Joint Arrangements

Recent accounting pronouncements not yet adopted

We are required to adopt the following new or revised accounting standards on or after January 1, 2016, at the earliest. We are assessing the impact of adopting these new or revised standards on our forthcoming interim and annual consolidated financial statements.

●	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)
●	IFRS 9, Financial Instruments (effective January 1, 2018)
●	IFRS 16, Leases (effective January 1, 2019)

We have not yet adopted certain additional accounting standards, interpretations, and amendments that were previously issued but are not yet effective. See our 2015 Annual Audited Consolidated Financial Statements and Notes for details.

Transactions with related parties

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI, which include:

●	the non-executive chairman of a law firm that provides a portion of the Company’s legal services;
●	the chairman of a company that provides printing services to the Company; and
●	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

We record these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit and Risk Committee of our Board.

	Three months ended March 31
(In millions of dollars)	2016	2015

Printing, legal services, and commission paid on premiums for insurance coverage	5	10

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the first quarters of both 2016 and 2015.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

Controls and procedures

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Rogers Communications Inc.	29	First Quarter 2016

Seasonality

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reporting segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reporting segments, refer to our 2015 Annual MD&A.

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for operating revenue, adjusted operating profit, free cash flow, or additions to property, plant and equipment, which were provided on January 27, 2016. See “About Forward-Looking Information” in this MD&A and in our 2015 Annual MD&A. Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered a substitute or alternative for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2015 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS. They include:

●	Subscriber counts;
●	Subscriber churn;
●	Postpaid average revenue per account (ARPA);
●	Blended average revenue per user (ARPU); and
●	Capital intensity.

Rogers Communications Inc.	30	First Quarter 2016

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.	Adjusted operating profit: Net income add (deduct) income taxes, other expense (income), finance	Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.	costs, restructuring, acquisition and other, depreciation and amortization, stock-based compensation, and impairment of assets.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.	Adjusted operating profit margin: Adjusted operating profit divided by Operating revenue (network revenue for Wireless).
Adjusted net income Adjusted basic and diluted earnings per share	●

To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Adjusted net income:

Net income

add (deduct)

stock-based compensation, restructuring, acquisition and other, impairment of assets, (gain) on sale of investments, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income

divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt add (deduct)	Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.

Adjusted net debt / adjusted operating profit	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	31	First Quarter 2016

Reconciliation of adjusted operating profit

	Three months ended March 31
(In millions of dollars)	2016	2015

Net income	248	255
Add (deduct):
Income taxes	61	82
Other income	(34)	(3)
Finance costs	196	210
Restructuring, acquisition and other	44	9
Depreciation and amortization	574	559
Stock-based compensation	12	12

Adjusted operating profit	1,101	1,124
Reconciliation of adjusted net income
	Three months ended March 31
(In millions of dollars)	2016	2015

Net income	248	255
Add (deduct):
Stock-based compensation	12	12
Restructuring, acquisition and other	44	9
Loss on repayment of long-term debt	-	7
Gain on sale of investment	(39)	-
Income tax impact of above items	(5)	(8)
Income tax impact, legislative tax changes	3	-

Adjusted net income	263	275
Reconciliation of adjusted earnings per share
(In millions of dollars, except per share amounts;	Three months ended March 31
number of shares outstanding in millions)	2016	2015

Adjusted basic earnings per share:
Adjusted net income	263	275
Divided by: weighted average number of shares outstanding	515	515

Adjusted basic earnings per share	$ 0.51	$ 0.53

Adjusted diluted earnings per share:
Adjusted net income	263	275
Divided by: diluted weighted average number of shares outstanding	517	517

Adjusted diluted earnings per share	$ 0.51	$ 0.53

Rogers Communications Inc.	32	First Quarter 2016

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2016	2015

Cash provided by operating activities	598	227
Add (deduct):
Additions to property, plant and equipment	(552)	(475)
Interest on borrowings, net of capitalized interest	(192)	(188)
Restructuring, acquisition and other	44	9
Interest paid	238	263
Change in non-cash working capital	120	350
Other adjustments	(36)	80

Free cash flow	220	266
Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit
	As at March 31	As at December 31
(In millions of dollars)	2016	2015

Current portion of long-term debt	1,250	1,000
Long-term debt	15,188	15,870
Deferred transaction costs and discounts	107	111
	16,545	16,981
Add (deduct):
Net debt derivative assets	(1,503)	(2,028)
Credit risk adjustment related to net debt derivatives	(94)	(152)
Short-term borrowings	1,005	800
Bank advances (cash and cash equivalents)	72	(11)

Adjusted net debt	16,025	15,590

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2016	2015

Adjusted net debt / adjusted operating profit
Adjusted net debt	16,025	15,590
Divided by: trailing 12-month adjusted operating profit	5,009	5,032

Adjusted net debt / adjusted operating profit	3.2	3.1

Rogers Communications Inc.	33	First Quarter 2016

Other Information

Consolidated financial results - quarterly summary

The table below shows our consolidated results for the past eight quarters.

	2016	2015				2014
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenue
Wireless	1,890	1,981	1,973	1,903	1,794	1,898	1,880	1,800
Cable	856	855	871	869	870	871	864	872
Business Solutions	96	95	94	94	94	97	96	95
Media	448	560	473	582	464	544	440	475
Corporate items and intercompany eliminations	(45)	(39)	(27)	(45)	(47)	(44)	(28)	(30)
Total operating revenue	3,245	3,452	3,384	3,403	3,175	3,366	3,252	3,212

Adjusted operating profit (loss)
Wireless	763	754	879	841	765	725	888	843
Cable	393	426	416	414	402	424	409	423
Business Solutions	31	30	31	27	28	34	32	28
Media	(49)	56	58	90	(32)	78	23	54
Corporate items and intercompany eliminations	(37)	(40)	(39)	(35)	(39)	(28)	(40)	(35)
Adjusted operating profit [1]	1,101	1,226	1,345	1,337	1,124	1,233	1,312	1,313
Deduct (add):
Stock-based compensation	12	16	13	14	12	12	9	11
Depreciation and amortization	574	580	576	562	559	560	533	532
Restructuring, acquisition and other	44	23	37	42	9	43	91	30
Finance costs	196	192	190	182	210	202	202	188
Other (income) expense	(34)	4	(59)	26	(3)	(10)	12	9
Net income before income taxes	309	411	588	511	337	426	465	543
Income taxes	61	112	124	148	82	129	133	138
Net income	248	299	464	363	255	297	332	405

Earnings per share:
Basic	$ 0.48	$ 0.58	$ 0.90	$ 0.70	$ 0.50	$ 0.58	$ 0.64	$ 0.79
Diluted	$ 0.48	$ 0.58	$ 0.90	$ 0.70	$ 0.48	$ 0.57	$ 0.64	$ 0.76

Net income	248	299	464	363	255	297	332	405
Add (deduct):
Stock-based compensation	12	16	13	14	12	12	9	11
Restructuring, acquisition and other	44	23	37	42	9	43	91	30
Gain on acquisition of Mobilicity	-	-	(102)	-	-	-	-	-
Loss on non-controlling interest purchase obligation	-	-	72	-	-	-	-	-
Loss on repayment of long-term debt	-	-	-	-	7	-	-	-
Gain on sale of investment	(39)	-	-	-	-	-	-	-
Income tax impact of above items	(5)	(7)	(12)	(13)	(8)	(11)	(27)	(14)
Income tax adjustment, legislative tax change	3	-	-	6	-	14	-	-
Adjusted net income [1]	263	331	472	412	275	355	405	432

Adjusted earnings per share [1]:
Basic	$ 0.51	$ 0.64	$ 0.92	$ 0.80	$ 0.53	$ 0.69	$ 0.79	$ 0.84
Diluted	$ 0.51	$ 0.64	$ 0.91	$ 0.80	$ 0.53	$ 0.69	$ 0.78	$ 0.84

Additions to property, plant and equipment	552	773	571	621	475	664	638	576
Free cash flow [1]	220	274	660	476	266	275	370	436
Cash provided by operating activities	598	950	1,456	1,114	227	1,031	1,057	1,202

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	34	First Quarter 2016

Summary of financial information of long-term debt guarantor

Our outstanding public debt, $3.6 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Three months ended March 31 (unaudited)	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(In millions of dollars)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Selected Statements of Income data measure:
Revenue	5	6	2,843	2,755	452	470	(55)	(56)	3,245	3,175
Net Income (loss)	248	255	114	327	225	263	(339)	(590)	248	255

As at period end	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2016	Dec. 31 2015	Mar. 31 2016	Dec. 31 2015	Mar. 31 2016	Dec. 31 2015	Mar. 31 2016	Dec. 31 2015	Mar. 31 2016	Dec. 31 2015

Selected Statements of Financial Position data measure:
Current assets	24,151	23,891	19,945	19,322	8,193	8,331	(49,632)	(48,922)	2,657	2,622
Non-current assets	27,353	27,270	39,023	36,862	5,880	8,236	(46,110)	(45,815)	26,146	26,553
Current liabilities	25,165	24,024	26,782	25,951	4,787	5,609	(51,277)	(50,567)	5,457	5,017
Non-current liabilities	17,140	17,928	1,763	1,655	94	259	(1,356)	(1,429)	17,641	18,413

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

[3]

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist (the dissolution). RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

[4]

The financial information for RCCI and our non-guarantors subsidiaries for December 31, 2015 and the three months ended March 31, 2015 is presented on a pro-forma basis as if the dissolution of RCP had occurred on January 1, 2015.

Rogers Communications Inc.	35	First Quarter 2016

About Forward-Looking Information

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

●

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, and similar expressions, although not all forward-looking information includes them;

●

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

●	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:

●	operating revenue;
●	adjusted operating profit;
●	additions to property, plant and equipment;
●	cash income tax payments;
●	free cash flow;
●	dividend payments;
●	the growth of new products and services;
●	expected growth in subscribers and the services to which they subscribe;
●	the cost of acquiring subscribers and deployment of new services;
●	continued cost reductions and efficiency improvements; and
●	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

●	general economic and industry growth rates;
●	currency exchange rates and interest rates;
●	product pricing levels and competitive intensity;
●	subscriber growth;
●	pricing, usage and churn rates;
●	changes in government regulation;
●	technology deployment;
●	availability of devices;
●	timing of new product launches;
●	content and equipment costs;
●	the integration of acquisitions; and
●	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered, announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

●	regulatory changes;
●	technological change;
●	economic conditions;
●	unanticipated changes in content or equipment costs;
●	changing conditions in the entertainment, information, and communications industries;
●	the integration of acquisitions;
●	litigation and tax matters;
●	the level of competitive intensity;
●	the emergence of new opportunities; and
●	new interpretations and new accounting standards from accounting standards bodies.

Rogers Communications Inc.	36	First Quarter 2016

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments” and fully review the sections in our 2015 Annual MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

# # #

Rogers Communications Inc.	37	First Quarter 2016

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Three months ended March 31, 2016 and 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended March 31
	Note	2016	2015

Operating revenue		3,245	3,175

Operating expenses:
Operating costs	4	2,156	2,063
Depreciation and amortization		574	559
Restructuring, acquisition and other	5	44	9
Finance costs	6	196	210
Other income	7	(34)	(3)

Income before income taxes		309	337
Income taxes		61	82

Net income for the period		248	255

Earnings per share:
Basic	8	$ 0.48	$ 0.50
Diluted	8	$ 0.48	$ 0.48

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	1	First Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2016	2015

Net income for the period		248	255

Other comprehensive income (loss):

Items that may subsequently be reclassified to income:

Change in fair value of available-for-sale investments:
Increase (decrease) in fair value		123	(74)
Reclassification to net income for gain on sale of investment		(39)	-
Related income tax (expense) recovery		(11)	10

Change in fair value of available-for-sale investments		73	(64)

Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments		(651)	741
Reclassification to net income of loss (gain) on debt derivatives		530	(650)
Reclassification to net income for loss on repayment of long-term debt	9	-	7
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(28)	(33)
Reclassification to net income for accrued interest		(21)	(13)
Related income tax recovery (expense)		73	(44)

Cash flow hedging derivative instruments		(97)	8

Share of other comprehensive (loss) income of equity-accounted investments, net of tax		(17)	8

Other comprehensive loss for the period		(41)	(48)

Comprehensive income for the period		207	207

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars, unaudited)

		As at March 31	As at December 31
	Note	2016	2015

Assets

Current assets:
Cash and cash equivalents		-	11
Accounts receivable		1,792	1,792
Inventories		320	318
Other current assets		429	303
Current portion of derivative instruments	9	116	198
Total current assets		2,657	2,622

Property, plant and equipment		10,999	10,997
Intangible assets		7,206	7,243
Investments	10	2,381	2,271
Derivative instruments	9	1,536	1,992
Other long-term assets		124	150
Deferred tax assets		9	9
Goodwill		3,891	3,891

Total assets		28,803	29,175

Liabilities and shareholders’ equity

Current liabilities:
Bank advances		72	-
Short-term borrowings	11	1,005	800
Accounts payable and accrued liabilities		2,479	2,708
Income tax payable		118	96
Current portion of provisions		27	10
Unearned revenue		441	388
Current portion of long-term debt	12	1,250	1,000
Current portion of derivative instruments	9	65	15
Total current liabilities		5,457	5,017

Provisions		31	50
Long-term debt	12	15,188	15,870
Derivative instruments	9	195	95
Other long-term liabilities		445	455
Deferred tax liabilities		1,782	1,943
Total liabilities		23,098	23,430

Shareholders’ equity	13	5,705	5,745

Total liabilities and shareholders’ equity		28,803	29,175

Subsequent events	9,12
Contingent liabilities	16

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares, unaudited)

	Class A		Class B
	Voting shares		Non-voting shares

Three months ended March 31, 2016	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2016	72	112,439	402	402,308	4,583	598	57	33	5,745
Net income for the period	-	-	-	-	248	-	-	-	248

Other comprehensive income (loss):
Available-for-sale investments, net of tax	-	-	-	-	-	73	-	-	73
Derivative instruments accounted for as hedges, net of tax	-	-	-	-	-	-	(97)	-	(97)
Share of equity-accounted investments, net of tax	-	-	-	-	-	-	-	(17)	(17)
Total other comprehensive income (loss)	-	-	-	-	-	73	(97)	(17)	(41)
Comprehensive income for the period	-	-	-	-	248	73	(97)	(17)	207

Transactions with shareholders recorded directly in equity:
Dividends declared	-	-	-	-	(247)	-	-	-	(247)
Share class exchange	-	(24)	-	24	-	-	-	-	-
Total transactions with shareholders	-	(24)	-	24	(247)	-	-	-	(247)

Balances, March 31, 2016	72	112,415	402	402,332	4,584	671	(40)	16	5,705

	Class A		Class B
	Voting shares		Non-voting shares

Three months ended March 31, 2015	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2015	72	112,448	402	402,298	4,172	721	104	10	5,481
Net income for the period	-	-	-	-	255	-	-	-	255

Other comprehensive (loss) income:
Available-for-sale investments, net of tax	-	-	-	-	-	(64)	-	-	(64)
Derivative instruments accounted for as hedges, net of tax	-	-	-	-	-	-	8	-	8
Share of equity-accounted investments, net of tax	-	-	-	-	-	-	-	8	8
Total other comprehensive (loss) income	-	-	-	-	-	(64)	8	8	(48)
Comprehensive income for the period	-	-	-	-	255	(64)	8	8	207

Transactions with shareholders recorded directly in equity:
Dividends declared	-	-	-	-	(247)	-	-	-	(247)
Share class exchange	-	(5)	-	5	-	-	-	-	-
Total transactions with shareholders	-	(5)	-	5	(247)	-	-	-	(247)

Balances, March 31, 2015	72	112,443	402	402,303	4,180	657	112	18	5,441

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2016	2015
Operating activities:
Net income for the period		248	255
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		574	559
Program rights amortization		21	22
Finance costs	6	196	210
Income taxes		61	82
Stock-based compensation	14	12	12
Post-employment benefits contributions, net of expense		10	(95)
Gain on sale of investment		(39)	-
Other		10	(10)
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		1,093	1,035
Change in non-cash operating working capital items		(120)	(350)
Cash provided by operating activities before income taxes paid and interest paid		973	685
Income taxes paid		(137)	(195)
Interest paid		(238)	(263)

Cash provided by operating activities		598	227

Investing activities:
Additions to property, plant and equipment		(552)	(475)
Changes in non-cash working capital related to property, plant and equipment		(137)	(92)
Additions to program rights		(10)	(12)
Other		(40)	(12)

Cash used in investing activities		(739)	(591)

Financing activities:
Proceeds received on short-term borrowings	11	250	208
Repayment of short-term borrowings	11	(45)	(15)
Issuance of long-term debt	12	688	1,658
Repayment of long-term debt	12	(569)	(1,609)
Proceeds on settlement of debt derivatives and forward contracts	9	455	1,059
Payments on settlement of debt derivatives and forward contracts	9	(474)	(905)
Dividends paid		(247)	(235)

Cash provided by financing activities		58	161

Change in cash and cash equivalents		(83)	(203)
Cash and cash equivalents, beginning of period		11	176

Bank advances, end of period		(72)	(27)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	First Quarter 2016

Rogers Communications Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. In addition to the business segments discussed above, RCI also holds interests in various investments and ventures.

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

During the three months ended March 31, 2016, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (2015 - Rogers Communications Partnership), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Statement of Compliance

We prepared our interim condensed consolidated financial statements for the three months ended March 31, 2016 (first quarter 2016 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2015 (2015 financial statements) with the exception of those new accounting policies that were adopted on January 1, 2016 as described in note 2. These first quarter 2016 interim financial statements were approved by the Audit and Risk Committee of our Board of Directors on April 18, 2016.

Rogers Communications Inc.	6	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The notes presented in these first quarter 2016 interim financial statements include only significant transactions and changes occurring since our last year-end of December 31, 2015 and do not include all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements. These first quarter 2016 interim financial statements should be read in conjunction with the 2015 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2016

We adopted the following new accounting standards and amendments; they are effective for our interim and annual consolidated financial statements commencing January 1, 2016. These changes did not have a material impact on our financial results.

●	Amendments to IAS 1, Presentation of Financial Statements
●	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets
●	Amendments to IFRS 11, Joint Arrangements

Recent Accounting Pronouncements Not Yet Adopted

The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted by us and could have an impact on future periods. These changes are described in our 2015 financial statements.

●	IFRS 9, Financial Instruments (effective January 1, 2018)
●	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)
●	IFRS 16, Leases (effective January 1, 2019)

We are assessing the impact of these standards on our consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in our 2015 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are the chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is defined as income before stock-based compensation, depreciation and amortization, restructuring, acquisition and other, finance costs, other (income) expense, and income taxes.

Rogers Communications Inc.	7	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Information by Segment

Three months ended March 31, 2016 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		1,890	856	96	448	(45)	3,245

Operating costs [1]		1,127	463	65	497	(8)	2,144

Adjusted operating profit (loss)		763	393	31	(49)	(37)	1,101

Stock-based compensation [1]	14						12
Depreciation and amortization							574
Restructuring, acquisition and other	5						44
Finance costs	6						196
Other income							(34)

Income before income taxes							309

[1]	Included in Operating costs on the interim condensed consolidated financial statements.

Three months ended March 31, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		1,794	870	94	464	(47)	3,175

Operating costs [1]		1,029	468	66	496	(8)	2,051

Adjusted operating profit (loss)		765	402	28	(32)	(39)	1,124

Stock-based compensation [1]	14						12
Depreciation and amortization							559
Restructuring, acquisition and other	5						9
Finance costs	6						210
Other income							(3)

Income before income taxes							337

[1]	Included in Operating costs on the interim condensed consolidated financial statements.

NOTE 4: OPERATING COSTS

	Three months ended March 31
(In millions of dollars)	2016	2015

Cost of equipment sales and direct channel subsidies	461	394
Merchandise for resale	49	47
Other external purchases	1,170	1,158
Employee salaries and benefits and stock-based compensation	476	464

Total operating costs	2,156	2,063

NOTE 5: RESTRUCTURING, ACQUISITION AND OTHER

During the three months ended March 31, 2016, we incurred $44 million (2015 - $9 million) in restructuring, acquisition and other expenses. These expenses in 2016 primarily consisted of severance costs associated with the targeted restructuring of the employee base. In 2015, these expenses were incurred primarily as a result of reorganization changes.

Rogers Communications Inc.	8	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 6: FINANCE COSTS

		Three months ended March 31
(In millions of dollars)	Note	2016	2015

Interest on borrowings		196	196
Interest on post-employment benefits liability		2	3
Loss on repayment of long-term debt	9	-	7
(Gain) loss on foreign exchange		(25)	7
Change in fair value of derivative instruments		24	2
Capitalized interest		(4)	(8)
Other		3	3

Total finance costs		196	210

NOTE 7: OTHER INCOME

	Three months ended March 31
(In millions of dollars)	2016	2015

Losses from associates and joint ventures	14	2
Gain on sale of investment	(39)	-
Other investment income	(9)	(5)

Total other income	(34)	(3)

NOTE 8: EARNINGS PER SHARE

	Three months ended March 31
(In millions of dollars, except per share amounts)	2016	2015

Numerator (basic) - Net income for the period	248	255

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	2

Weighted average number of shares outstanding - diluted	517	517

Earnings per share:
Basic	$ 0.48	$ 0.50
Diluted	$ 0.48	$ 0.48

For the three months ended March 31, 2015, the accounting for stock-based compensation using the equity-settled method was determined to be more dilutive than using the cash-settled method. As a result, net income for the three months ended March 31, 2015 was reduced by $7 million in the diluted earnings per share calculation to account for these awards as if they were equity-settled. There was no such impact for the three months ended March 31, 2016.

A total of 1,054,530 options were out of the money for the three months ended March 31, 2016 (2015 - 2,325,902). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 9: FINANCIAL INSTRUMENTS

Derivative Instruments

We use derivative instruments from time to time to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, bond forwards, and expenditure derivatives have been designated as hedges for accounting purposes.

Rogers Communications Inc.	9	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Debt derivatives

We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments. We designate the debt derivatives related to our senior notes as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments.

During the three months ended March 31, 2016, we entered into debt derivatives related to our credit facility borrowings to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility borrowings (see note 12). We have not designated these debt derivatives related to our credit facility borrowings as hedges for accounting purposes. We did not enter into any debt derivatives related to our credit facility borrowings during the three months ended March 31, 2015.

During the three months ended March 31, 2016, we settled debt derivatives related to our credit facility borrowings with a notional value of $474 million (US$342 million) for net cash payments of $19 million.

As at March 31, 2016, we had US$6.2 billion (December 31, 2015 - US$6.2 billion) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives. We did not enter into any debt derivatives related to senior notes during the three months ended March 31, 2016 or 2015.

Bond forwards

We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. We did not enter into any new bond forwards or settle any existing bond forwards during the three months ended March 31, 2016 or 2015. As at March 31, 2016, we had $1.4 billion (December 31, 2015 - $1.4 billion) notional amount of bond forwards outstanding, all of which were designated as hedges for accounting purposes.

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures.

During the three months ended March 31, 2016, we entered into US dollar-denominated foreign currency forward contracts to fix the exchange rate on US$420 million of Rogers’ US dollar-denominated gross forecasted expenditures for 2017. The US$420 million of anticipated expenditures was hedged at an average rate of $1.39/US$, which fixes the cost in Canadian dollars for these expenditures over the term of the contracts to $584 million. We did not enter into any new expenditure derivatives during the three months ended March 31, 2015.

During the three months ended March 31, 2016, we settled US$210 million (2015 - US$180 million) of expenditure derivatives for $256 million (2015 - $199 million).

As at March 31, 2016, we had US$1,350 million of expenditure derivatives outstanding (December 31, 2015 - US$1,140 million) with terms to maturity ranging from April 2016 to December 2017 (December 31, 2015 - January 2016 to December 2017), at an average rate of $1.29/US$ (December 31, 2015 - $1.24/US$).

Equity derivatives

We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2016, we had equity derivatives for 5.7 million (December 31, 2015 - 5.7 million) RCI Class B shares with a weighted average price of $50.37 (December 31, 2015 - $50.37).

In April 2016, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2017 (from April 2016).

Rogers Communications Inc.	10	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

During the three months ended March 31, 2016, we recognized a recovery of stock-based compensation expense of $26 million, (2015 - expense of $14 million) related to the change in fair value of our equity derivative contracts net of interest receipts (see note 14).

Fair Values of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of each of our bond forwards is determined by discounting cash flows to the measurement date that result from comparing the difference between the period-end market forward yields to the forward yield in each bond forward multiplied by its notional amount.

The fair values of our equity derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

●	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
●	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
●	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at March 31, 2016 and 2015 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

Rogers Communications Inc.	11	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The table below shows the financial instruments carried at fair value.

	Carrying value		Fair Value (Level 1)		Fair Value (Level 2)
	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31
(In millions of dollars)	2016	2015	2016	2015	2016	2015

Financial assets
Available-for-sale, measured at fair value:
Investments in publicly traded companies	1,080	966	1,080	966	-	-
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,587	2,032	-	-	1,587	2,032
Expenditure derivatives accounted for as cash flow hedges	56	158	-	-	56	158
Equity derivatives not accounted for as cash flow hedges	9	-	-	-	9	-

Total financial assets	2,732	3,156	1,080	966	1,652	2,190

Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	78	4	-	-	78	4
Debt derivatives not accounted for as hedges	6	-	-	-	6	-
Bond forwards accounted for as cash flow hedges	132	91	-	-	132	91
Expenditure derivatives accounted for as cash flow hedges	44	-	-	-	44	-
Equity derivatives not accounted for as cash flow hedges	-	15	-	-	-	15

Total financial liabilities	260	110	-	-	260	110

The fair value of our long-term debt as at March 31, 2016 and December 31, 2015 is as follows:

	As at March 31, 2016		As at December 31, 2015
(In millions of dollars)	Carrying amount	Fair value (Level 2)	Carrying amount	Fair value (Level 2)

Long-term debt (including current portion)	16,438	18,332	16,870	18,252

We did not have any non-derivative held-to-maturity financial assets during the three months ended March 31, 2016 and 2015.

NOTE 10: INVESTMENTS

	As at March 31	As at December 31
(In millions of dollars)	2016	2015

Investments in:
Publicly traded companies	1,080	966
Private companies	174	212
Investments, available-for-sale	1,254	1,178
Investments, associates and joint ventures	1,127	1,093

Total investments	2,381	2,271

Rogers Communications Inc.	12	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 11: SHORT-TERM BORROWINGS

	As at March 31	As at December 31
(In millions of dollars)	2016	2015

Trade accounts receivable sold to buyer as security	1,239	1,359
Short-term borrowings from buyer	(1,005)	(800)

Overcollateralization	234	559

During the three months ended March 31, 2016, we received an additional $250 million (2015 - $208 million) of funding under the accounts receivable securitization program and repaid $45 million (2015 - $15 million), which changed our total funding under the program to $1,005 million as at March 31, 2016 (December 31, 2015 - $800 million).

We incurred interest costs relating to the securitization program of $4 million during the three months ended March 31, 2016 (2015 - $4 million), which we recorded in finance costs.

NOTE 12: LONG-TERM DEBT

			Principal	Interest	As at March 31	As at December 31
(In millions of dollars, except interest rates)	Due date		amount	rate	2016	2015

Bank credit facilities				Floating	-	500
Bank credit facilities		US	457	Floating	594	-
Senior notes	2016		1,000	5.800%	1,000	1,000
Senior notes	2017		500	3.000%	500	500
Senior notes	2017		250	Floating	250	250
Senior notes	2018	US	1,400	6.800%	1,818	1,938
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	649	692
Senior notes	2023	US	850	4.100%	1,104	1,176
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	909	969
Senior debentures [1]	2032	US	200	8.750%	260	277
Senior notes	2038	US	350	7.500%	454	484
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	649	692
Senior notes	2043	US	650	5.450%	844	900
Senior notes	2044	US	1,050	5.000%	1,364	1,453
					16,545	16,981
Deferred transaction costs and discounts					(107)	(111)
Less current portion					(1,250)	(1,000)

Total long-term debt					15,188	15,870

[1]	Senior notes and debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at
March 31, 2016 and for which RCP was an unsecured guarantor as at December 31, 2015.

Bank Credit and Letter of Credit Facilities

During the three months ended March 31, 2016, we borrowed $688 million (US$507 million) (2015 - $1,660 million) under our revolving and non-revolving credit facilities and repaid $569 million ($500 million and US$50 million) (2015 - $550 million).

Rogers Communications Inc.	13	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

As at March 31, 2016, we had $594 million (US$ 457 million) outstanding under our revolving and non-revolving credit facilities (December 31, 2015 - $500 million). We have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars (see note 9).

As at March 31, 2016, we had available liquidity of $2.8 billion (December 31, 2015 - $3.0 billion) under our $3.6 billion of revolving and non-revolving credit and letter of credit facilities (December 31, 2015 - $3.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2015 - $0.1 billion) related to outstanding letters of credit and $0.7 billion of borrowings (December 31, 2015 - $0.5 billion).

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018.

Senior Notes

Interest is paid on our senior notes as follows:

●	semi-annually on all of our fixed-rate senior notes and debentures; and
●	quarterly on our floating-rate senior notes.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Issuance of senior notes

We did not issue any senior notes during the three months ended March 31, 2016 and 2015.

Repayment of senior notes and related derivative settlements

We did not repay any senior notes or settle any related debt derivatives during the three months ended March 31, 2016.

During the three months ended March 31, 2015, we repaid our US$550 million ($702 million) and US$280 million ($357 million) senior notes that were due in March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $154 million (see note 9), resulting in a net repayment of $905 million, including settlement of the associated debt derivatives.

NOTE 13: SHAREHOLDERS’ EQUITY

Dividends

In 2016 and 2015, we declared and paid the following dividends on our outstanding Class A Voting and Class B Non-Voting shares:

		Dividend per
Date declared	Date paid	share (dollars)

January 27, 2016	April 1, 2016	0.48
		0.48

January 28, 2015	April 1, 2015	0.48
April 21, 2015	July 2, 2015	0.48
August 13, 2015	October 1, 2015	0.48
October 22, 2015	January 4, 2016	0.48
		1.92

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share, but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends.

Rogers Communications Inc.	14	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 14: STOCK-BASED COMPENSATION

The table below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Three months ended March 31
(In millions of dollars)	2016	2015

Stock options	13	(7)
Restricted share units (RSUs)	15	6
Deferred share units (DSUs)	10	(1)
Equity derivative effect, net of interest receipt	(26)	14

Total stock-based compensation expense	12	12

As at March 31, 2016, we had a total liability, recognized at its fair value, of $158 million (December 31, 2015 - $157 million) related to stock-based compensation, including stock options, RSUs, and DSUs.

During the three months ended March 31, 2016, we paid $45 million (2015 - $35 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options

Summary of stock options

The table below is a summary of the stock option plans, including performance options:

	Three months ended March 31, 2016		Three months ended March 31, 2015
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	4,873,940	$ 41.47	5,759,786	$ 38.71
Granted	1,054,530	$ 49.95	1,124,670	$ 44.97
Exercised	(572,646)	$ 34.23	(846,067)	$ 36.24
Forfeited	(12,252)	$ 44.44	(20,203)	$ 37.71

Outstanding, end of period	5,343,572	$ 43.91	6,018,186	$ 40.03

Exercisable, end of period	2,486,203	$ 40.53	3,047,200	$ 35.38

Unrecognized stock-based compensation expense as at March 31, 2016 related to stock option plans was $13 million (December 31, 2015 - $7 million) and will be recognized in net income over the next four years as the options vest.

Restricted Share Units

Summary of RSUs

The table below is a summary of the RSUs outstanding, including performance RSUs.

	Three months ended March 31
(In number of units)	2016	2015

Outstanding, beginning of period	2,484,405	2,765,255
Granted and reinvested dividends	621,798	543,780
Exercised	(614,484)	(643,403)
Forfeited	(60,438)	(62,280)

Outstanding, end of period	2,431,281	2,603,352

Unrecognized stock-based compensation expense as at March 31, 2016 related to these RSUs was $58 million (December 31, 2015 - $41 million) and will be recognized in net income over the next three years as the RSUs vest.

Rogers Communications Inc.	15	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Deferred Share Units

Summary of DSUs

The table below is a summary of the DSUs outstanding, including performance DSUs.

	Three months ended March 31
(In number of units)	2016	2015

Outstanding, beginning of period	1,770,871	826,891
Granted and reinvested dividends	873,036	1,173,194
Exercised	(99,137)	-
Forfeited	(41,691)	(555)

Outstanding, end of period	2,503,079	1,999,530

Unrecognized stock-based compensation expense as at March 31, 2016, related to these DSUs was $50 million (December 31, 2015 - $26 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

NOTE 15: RELATED PARTY TRANSACTIONS

Controlling Shareholder

We enter into certain transactions with private Rogers family holding companies controlled by the Rogers Control Trust. These transactions, as summarized below, were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three months ended March 31, 2016 and 2015 were less than $1 million, respectively.

Transactions with Key Management Personnel

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI, which include:

●	the non-executive chairman of a law firm that provides a portion of our legal services;
●	the chairman of a company that provides printing services to the Company; and
●	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction. The following table summarizes related party activity for the business transactions described above.

	Three months ended Month 31
(In millions of dollars)	2016	2015

Printing, legal services, and commission paid on premiums for insurance coverage	5	10

Rogers Communications Inc.	16	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 16: CONTINGENT LIABILITIES

We have the following contingent liabilities as at March 31, 2016:

System Access Fee - Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. In April 2015, the Nova Scotia Court of Appeal permanently stayed the Nova Scotia claim. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal by the plaintiff from this decision was dismissed by the Manitoba Court of Appeal. A similar decision has been issued by the British Columbia Court of Appeal. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. In October 2015, the Alberta Court of Appeal granted our appeal and dismissed the claim in Alberta. We have not recognized a liability for this contingency.

System Access Fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. In June 2014, the court denied the plaintiffs’ certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. We have not recognized a liability for this contingency.

911 Fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Rogers Communications Inc.	17	First Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business or financial results or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 17: SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March 31
(In millions of dollars)	2016	2015

Accounts receivable	32	150
Inventories	(2)	(129)
Other current assets	(125)	(124)
Accounts payable and accrued liabilities	(78)	(299)
Unearned revenue	53	52

Total change in non-cash working capital items	(120)	(350)

Rogers Communications Inc.	18	First Quarter 2016